UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 3, 2004
Commission file number 0-21080

Enbridge Inc.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
Letter

The following documents are being submitted herewith:

•	Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 3, 2004	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

Enbridge Inc. 3000 Fifth Avenue Place 425 – 1st Street S.W. Calgary, AB T2P 3L8 Canada www.enbridge.com	Blaine G. Melnyk Corporate Secretary & Associate General Counsel Tel: 403 231-3938 Fax: 403 231-5929 blaine.melnyk@enbridge.com

February 3, 2004

Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Saskatchewan Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
The Toronto Stock Exchange

Dear Sirs:

Re:	Enbridge Inc.
Annual and Special Meeting of Shareholders – May 5, 2004

We are writing pursuant to National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer”, to notify you that the Annual and Special Meeting of holders of Common Shares of Enbridge Inc. will be held at 1:30 p.m. (local time) on Wednesday, May 5, 2004 in the Imperial Room of The Fairmont Royal York Hotel in Toronto, Ontario. The Record Date for determination of those shareholders entitled to notice of the meeting is Friday, March 19, 2004.

Yours truly,

(signed) “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

cc:	CIBC Mellon Trust Company (via facsimile)
Attention: Jacquie Fisher